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June 26, 2012

John M. Ganley
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BlackRock Municipal Target Term Trust
File Nos. 333-176553 & 811-22603

Dear Mr. Ganley:

We are in receipt of your letter, dated September 29, 2011, which sets forth your comments to the registration statement on Form N-2 filed by BlackRock Municipal Target Term Trust (the "Trust") on August 30, 2011 (the "Registration Statement"), containing the Prospectus for the Trust.  We note that the Trust was formerly known as "BlackRock Municipal 2027 Term Trust." We have considered your comments to the Registration Statement and, on behalf of the Trust, our responses to these comments are set forth below.

These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

John M. Ganley
June 26, 2012

Prospectus

Cover Page

1.        Under the caption "Investment Objectives," please clarify whether income exempt from regular federal income tax may be subject to the alternative minimum tax.

The Trust made the requested clarification.

2.        The paragraph captioned "Leverage" states that the Trust may use leverage by issuing Preferred Shares, by borrowing from banks or other financial institutions or "by any other means permitted under the Investment Company Act of 1940." Please provide examples of the "other means" of borrowings that may be used. In addition, please confirm that the expenses associated with issuing Preferred Shares, as well as the interest on borrowings, will be estimated in the Trust's fee table.

The Trust has removed the reference to "by any other means permitted under the Investment Company Act of 1940" and has clarified that it intends to leverage through investments in residual interest municipal tender option bonds ("TOBs Residuals").  The Trust confirms that the expenses associated with leveraging in this manner will be estimated in the Trust's fee table.

3.        The paragraph captioned "Leverage" also states that the Trust may use leverage by investing in derivative instruments such as residual interest tender option bonds. Please confirm that the expenses associated with tender option bonds will be estimated in the Trust's fee table.

The Trust confirms that the expenses associated with leveraging through investments in TOBs Residuals will be estimated in the Trust's fee table.

John M. Ganley
June 26, 2012

4.        The paragraph captioned "Leverage" expresses the amount of leverage the Trust may use as a percentage of Managed Assets. Please also express the amount of leverage as a percentage of the Trust's net assets.

The Trust made the requested change.

Prospectus Summary – Leverage (Page 2)

5.        Inasmuch as the Fund may invest in derivative instruments to achieve leverage, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30,2010. See http://www.sec.gov/divisions/investmentl guidance/ici073010.pdf.

  In drafting the Trust's Prospectus, the Trust has been mindful of the staff's views on derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Prospectus Summary – Investment Advisor and Sub-Advisor (Page 2)

6.        This section states that the Advisors will receive a fee based on the average daily value of the Trust's Managed Assets. Please advise us how derivatives will be valued for purposes of the determining "Managed Assets." In your response letter to us, please provide an affirmative statement that the Trust will not use the notional value of its derivative investments for purposes of determining "Managed Assets."

The Trust will not use the notional value of derivative instruments it may hold for purposes of determining "Managed Assets."  The Trust intends to value derivative instruments it may hold at market value and include such market values in the calculation of its net assets.

John M. Ganley
June 26, 2012

Prospectus Summary – Special Risk Considerations – Leverage Risk (Page 7)

7.        The third paragraph of this section states that the Trust may pay a fee to a liquidity provider that would allow holders of Preferred Shares to have their shares purchased. Please discuss the risk that the liquidity provider may fail to purchase the Preferred Shares. Please also confirm that the Trust will include in the fee table an estimate of the fees to be paid to the liquidity provider. Also, explain to us if the Trust will have more than one liquidity provider.

The Trust has clarified that it intends to utilize investments in TOBs Residuals for leverage and that it has no current intention to issue Preferred Shares. The Trust thus believes that additional information in respect of one or more Preferred Share liquidity providers is not necessary.

Summary of Trust Expenses (Page 10)

8.        Footnote (5) presents a table of the Trust's expenses assuming no leverage is used. Inasmuch as the Trust has determined to use leverage, please delete the footnote. Alternatively, please explain to us the relevance of the footnote.

Though the Trust intends to use economic leverage of up to 40% of its Managed Assets, the Trust nonetheless believes that footnote (5) (now footnote (4)) remains relevant.  The Trust believes that the difference in its expenses when leverage is reflected versus when leverage is not reflected is a material fact that investors should consider when determining whether to purchase its common shares.  This disclosure allows potential investors in the Trust to directly evaluate the cost of the Trust's intended use of leverage.  Absent this disclosure, potential investors in the Trust will not be able to evaluate this aspect of an investment in the Trust, which the Trust believes is material to making a decision regarding whether to invest in the Trust's common shares.

                        The Trust also believes that this disclosure is particularly important given the nature of the Trust's leveraging strategy.  The Trust intends to leverage by investing in TOBs Residuals.  Unlike preferred share leverage, which is more difficult to issue and redeem given its structural characteristics, TOBs Issuers may more readily be created and collapsed, thus giving the Trust added flexibility in managing its leveraging strategy.  Consequently, throughout the intended life cycle of the Trust, and as market conditions change, the amount of the Trust's leverage may change as well.  Although the Trust intends to use leverage of 40% of Managed Assets, the Trust does not expect to reach this level until the Trust becomes fully invested (currently expected to be within three months of the initial public offering); in addition, given the term nature of the Trust, the Trust expects that its level of leverage will be actively managed, particularly as the Trust approaches its maturity in 2030.  The Trust therefore believes that it is important for potential investors to understand the range of expenses to which they may be subject – from no leverage, up to the Trust's full amount of intended leverage at 40% of Managed Assets.  Moreover, the initial public offering prospectuses for several recently launched leveraged closed-end funds also contain a table of the fund's expenses, or comparable footnoted disclosure, assuming no leverage is used.1

The Trust's Investments – Investment Objectives and Policies – Investment Policies (Page 12)

9.        The third paragraph of this section states that the Trust may invest in securities of other closed-end or open-end investment companies. Please confirm that the Trust will include an estimate of acquired fund fees and expenses in the fee table. See Instruction 10.a to Item 3 of Form N-2.

While the Trust retains the flexibility to invest up to 10% of its total assets in the securities of other closed-end or open-end investment companies, it does not intend to do so during its first fiscal year in an amount that would cause it to incur acquired fund fees and expenses in excess of 0.01% (one basis point) of the

________________

1	See PIMCO Dynamic Income Fund (File No. 333-179887); The Cushing® Royalty & Income Fund (File No. 333-175925); Virtus Global Multi-Sector Income Fund (File No. 333-176761).

John M. Ganley
June 26, 2012

Trust's average net assets.  Thus, the Trust has not included an "Acquired Fund Fees and Expenses" subcaption in the fee table.  See Instruction 10.a to Item 3 of Form N-2.

Leverage – TOBs Residuals (Page 18)

10.        Please include in this section a graphic representation of the methodology for creation of TOBs. Please explain how the use of a TOBs trust results in leverage and provide an example illustrating how the amount of economic leverage imbedded in a tender option bond is determined.

The Trust made the requested clarifications.

11.        The Trust has a policy of investing at least 80% of its Managed Assets in municipal bonds. Please explain to us how municipal securities deposited in a TOBs trust are treated for purposes of this 80% policy. For example, if the Trust transfers municipal bonds to a TOBs trust, would all or a portion of those municipal bonds be counted towards the 80% policy?

Municipal securities deposited into a TOBs Issuer are considered investments of the Trust under applicable accounting rules and are presented on the Trust's Schedule of Investments, and outstanding TOBs Floaters issued by a TOBs Issuer are presented as liabilities in the Trust's Statement of Assets and Liabilities.  Moreover, the Trust remains exposed to the entire return of municipal securities deposited into a TOBs Issuer.  Thus, the Trust believes it is appropriate to count all municipal securities deposited into a TOBs Issuer toward this 80% policy.

Statement of Additional Information

Investment Objectives – Investment Restrictions (Page A-2)

12.        Investment Restriction (1) provides, in part, that the Trust may not invest 25% or more of its Managed Assets in anyone industry, "provided that this limitation does not apply to municipal securities .... " Please revise the investment restriction to clarify that it does not apply to tax-exempt municipal

John M. Ganley
June 26, 2012

securities. See Investment Company Act Release No. 9785 (May 31, 1977). In addition, the first sentence of page A-3 provides, in part, that "securities backed by the credit of a governmental entity are not considered to represent industries." Please revise the sentence by inserting the words ''tax-exempt'' before "securities".

The Trust made the requested change.

Management of the Trust (Page A-16)

13.        We notice that much of the information for this section will be filed by amendment. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly as concerns the leadership structure of the Board, and why it has been determined that the leadership structure is appropriate; the Board's role in risk oversight; a brief discussion of the specific experience, qualifications, attributes or skills of each individual trustee that led to the conclusion that the individual should serve as a trustee of the Trust; and any directorships held by each trustee during the past five years. See Item 18 of Form N-2.

The Trust acknowledges its obligation to provide disclosure with respect to its officers and directors consistent with the requirements of Form N-2.

General Comments

14.        Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

In response to your comments, the Funds have made consistent revisions throughout the Registration Statements.

John M. Ganley
June 26, 2012

15.        We note that portions of the filings are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Trust is advised that additional comments may be provided on omitted disclosure items, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments, and the Trust will respond to any such additional comments when and if made.

16.        If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The Trust will identify any such information supplementally before filing a final pre-effective amendment.

17.        Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.  In addition, at the time the Trust requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

The Trust  does not expect to submit exemptive applications or no-action requests in connection with the Registration Statements. The Trust will advise the staff whether FINRA has reviewed and cleared the filing at the time the Trust requests acceleration of effectiveness.

John M. Ganley
June 26, 2012

18.        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Pre-Effective Amendment No. 1 to the Registration Statement accompanies this letter.

19.        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Trust acknowledges this responsibility.

John M. Ganley
June 26, 2012

20.        Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust will make such acknowledgments at the time it requests acceleration of the effective date of its Registration Statement.

***

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814 or Ken Burdon at (617) 573-4836.

Sincerely,

/s/Thomas A. DeCapo

Thomas A. DeCapo